FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 25 September 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification / amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Following the vesting on 23 September 2017 of 50% of an award made on 12 June 2014 under the GlaxoSmithKline Deferred Investment Award Plan, Ms Walmsley will receive a cash payment of £279,198.61 less applicable tax withholding in respect of 18,970.518 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.7175	18,970.518 notional Ordinary Shares
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-09-23
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification / amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Following the vesting on 23 September 2017 of 25% of an award made on 12 June 2014 under the GlaxoSmithKline Deferred Investment Award Plan, Mr R Connor will receive a cash payment of £111,679.44 less applicable tax withholding in respect of 7,588.207 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.7175	7,588.207 notional Ordinary Shares.
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-09-23
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification / amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Following the vesting on 23 September 2017 of 25% of an award made on 12 June 2014 under the GlaxoSmithKline Deferred Investment Award Plan, Mr Redfern will receive a cash payment of £111,679.44 less applicable tax withholding in respect of 7,588.207 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.7175	7,588.207 notional Ordinary Shares
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-09-23
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification / amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Following the vesting on 23 September 2017 of 25% of an award made on 12 June 2014 under the GlaxoSmithKline Deferred Investment Award Plan, Ms Thomas will receive a cash payment of £111,679.44 less applicable tax withholding in respect of 7,588.207 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.7175	7,588.207 notional Ordinary Shares
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-09-23
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, Pharmaceuticals
c)	Initial notification / amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Following the vesting on 23 September 2017 of 25% of an award made on 12 June 2014 under the GlaxoSmithKline Deferred Investment Award Plan, Mr Vallance will receive a cash payment of £139,599.30 less applicable tax withholding in respect of 9,485.259 notional Ordinary Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.7175	9,485.259 notional Ordinary Shares
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-09-23
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 25, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc